GABELLI EQUITY SERIES FUNDS, INC.
EXHIBIT TO ITEM 77C

A Special Meeting of Shareholders of Gabelli Equity Series Funds, Inc. (the "Fund") was held on December 29, 1999. The following proposal was submitted for a vote of the shareholders:

1. To consider and act upon Articles of Amendment to the Fund's Charter to permit each series of the Fund to offer additional classes of shares:

   With respect to the proposal relating to the approval of Articles of Amendment to the Fund's Charter to permit each series of the Fund to offer additional classes of shares, the following votes and percentages were recorded:

        For              Against         Abstain
        9,851,970        1,064,715       526,090
	(51.36%)


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